Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803



**FILE NO: 82-34878**

1 September 2006



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

**RENTOKIL INITIAL PLC**
**Information furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities Exchange Act of 1934**

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

| Type of Information or Report | Document furnished |
|---|---|
| 1. Annual report to shareholders and financial statements. | 1. Nothing to report |
| 2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement) | 2. Nothing to report |
| 3. Annual return filed with Registrar of Companies in England and Wales. | 3. Nothing to report |
| 4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly). | 4. Nothing to report |
| 5. Changes affecting the Board of Directors. | 5. Nothing to report |
| 6. Releases to the London Stock Exchange. | 6.<br>6.1 Interim Results to 30 June 06<br>6.2 Holdings in Company |

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

**Paul Griffiths**
**Company Secretary**

Rentokil Initial

## Holding(s) in Company

Rentokil Initial PLC
11 August 2006



SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| | |
|---|---|
| Bank of New York, London | 7,068,590 |
| JP Morgan/Chase, London | 114,829,736 |
| Citibank Nominees Ltd, London | 4,633,104 |
| Clydesdale Bank plc, London | 2,672,940 |
| Euroclear Bruxelles BIC Mgt, London | 166,770 |
| HSBC Bank, London | 3,293,994 |
| Mellon Bank, London | 18,133,791 |
| Northern Trust Company, London | 9,463,534 |
| Royal Trust Corp of Canada, London | 7,636,170 |
| State Street Nominees Ltd, London | 28,207,805 |

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

20,426,505

8. Percentage of issued class

1.13%

9. Class of security

Ordinary 1p

10. Date of transaction

20 June 2006

11. Date company informed

20 June 2006 (See 14 below)

12. Total holding following this notification

196,106,434

13. Total percentage holding of issued class following this notification

10.83%

14. Any additional information

Fax notification sent but not received

15. Name of contact and telephone number for queries

Paul Griffiths 020 78663021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

11 August 2006

Rentokil Initial



## Interim Results

Rentokil Initial PLC
24 August 2006

24 August 2006

RENTOKIL INITIAL PLC (RTO)

INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2006

Financial highlights

- Q2 revenue up 11.1%. H1 revenue up 10.5%; organic revenue growth 3.5%.
- Statutory operating profit down 10.0% in H1. Operating profit before amortisation down 2.5% in Q2; down 9.7% in H1.
- Statutory profit before income tax down 6.8% in H1. Q2 profit before tax and amortisation up 8.8%; H1 down 6.7%.
- Adjusted Q2 profit before tax (before one-off items and amortisation) up 3.0%; down 6.8% in H1.
- Contract portfolio up 5.4% in H1; 1.2% organic growth.
- Interim dividend maintained at 2.13p.

Note: All comparisons at constant exchange rates and before amortisation of customer lists except statutory numbers which are at actual exchange rates and after amortisation of customer lists.

Operating and strategic highlights

- Customer retention continues to improve, particularly in European Washroom, European Pest Control and parts of Asia Pacific.
- Performance improvement initiatives in key businesses progressing.

- City Link transformation, including franchise buy back and integration, ahead of schedule.

- Platform for growth in US pest control following acquisition of JC Ehrlich.

- Developments across Asia Pacific include investment in management, acquisition of Pink Healthcare and, announced today, agreement to acquire CWS branded Asia Pacific washroom and dust mat business.

- Manned guarding businesses sold; UK linen and workwear closed.

Doug Flynn, Chief Executive Officer of Rentokil Initial, said:

'The financial results for the first half are in line with our expectations. We have made progress against our priorities to drive top line growth and improve customer retention. We continue to improve our strategic position in a number of markets.

'In addition, we are giving much greater attention to productivity and process improvement. This will take us further to achieving our sequential goals of firstly restarting revenue growth, then stabilising and increasing profits and finally working towards margin expansion.

'As a result of current market and trading conditions in the textiles and washroom services division, we have reduced our full year profit expectations for that business. We expect the second half performance for textiles and washroom services to be broadly flat with the first half. We still expect our other divisions to demonstrate improving profit trends during the second half (before one-off items). As a result of the initiatives taken in 2005 and 2006, we anticipate that the group will return to modest profit growth in 2007.'

Results highlights

| £m | Q2 06 | Q2 05 | % change | H1 06 | H1 05 | % change |
|---|---|---|---|---|---|---|
| Continuing Operations(1) | | | | | | |
| At 2005 constant exchange rates(2) | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Revenue | 522.9 | 470.5 | 11.1% | 1,014.9 | 918.5 | 10.5% |
| Operating profit(3) | 71.0 | 72.8 | (2.5%) | 131.9 | 146.0 | (9.7%) |
| Adjusted operating profit(4) | 74.1 | 79.0 | (6.2%) | 138.5 | 153.2 | (9.6%) |
| Profit before income tax(3) | 61.6 | 56.6 | 8.8% | 112.1 | 120.1 | (6.7%) |
| Adjusted profit before income tax(4) | 64.7 | 62.8 | 3.0% | 118.7 | 127.3 | (6.8%) |
| Continuing Operations(1) | | | | | | |
| At actual exchange rates | | | | | | |
| Revenue | 523.6 | 467.8 | 11.9% | 1,018.6 | 917.1 | 11.1% |
| Operating profit | 65.4 | 67.4 | (3.0%) | 121.9 | 135.5 | (10.0%) |
| Operating profit analysed as: | | | | | | |
| Operating profit (before amortisation of customer lists) | 71.1 | 72.2 | (1.5%) | 132.3 | 145.8 | (9.3%) |
| - Amortisation of customer lists | (5.7) | (4.8) | (18.8%) | (10.4) | (10.3) | (1.0%) |
| Share of profit from associates (net of tax) | 0.5 | 0.7 | (28.6%) | 1.1 | 1.3 | (15.4%) |
| Net interest payable | (10.0) | (16.9) | 40.8% | (20.9) | (27.2) | 23.2% |
| Profit before income tax | 55.9 | 51.2 | 9.2% | 102.1 | 109.6 | (6.8%) |
| Operating cash flow | | | | 85.2 | 156.3 | (45.5%) |
| Free cash flow(5) | | | | 44.0 | 94.4 | (53.4%) |
| Basic earnings per share (continuing operations) | | | | 4.09p | 4.39p | (6.8%) |
| Dividend per share (proposed) | | | | 2.13p | 2.13p | - |

(1) All figures are for continuing operations and are unaudited. The UK linen

and workwear business has been treated as discontinued along with the UK, Canadian, Belgian and US manned guarding businesses.

(2) Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2005. £/$ average rates: H1 2006 1.7907; H1 2005 1.8763; FY 2005 1.8217. £/? average rates: H1 2006 1.4526; H1 2005 1.4573, FY 2005 1.4598

(3) Before amortisation of customer lists of £10.3m (2005: £10.4m).

(4) Before amortisation of customer lists of £10.3m (2005: £10.4m) and items of a one-off nature of £6.6m (2005: £7.2m). See appendix 4 for further details.

(5) Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution (see note 18).

For further information

Shareholder/analyst enquiries:

| | | |
|---|---|---|
| Andrew Macfarlane, Chief Financial Officer | Rentokil Initial plc | 020 7866 3000 |
| Lisa Williams, Head of Investor Relations | | |

Media enquiries:

| | | |
|---|---|---|
| Malcolm Padley, Head of Corporate Communications | Rentokil Initial plc | 07788 978 199 |
| John Sunnucks, Jon Rhodes | Brunswick Group | 020 7404 5959 |


A presentation for analysts and shareholders will be held on 24 August at 8:30am. This will be available via a live audio webcast at www.rentokil-initial.com.

The highlights of this report will appear in The Times newspaper on 25 August 2006 and the full version can be downloaded from www.rentokil-initial.com. A printed interim statement will not be sent to shareholders but copies are available from the company secretary at the registered office.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of

factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

## OVERVIEW OF THE SECOND QUARTER AND FIRST HALF OF THE YEAR

### Operations

Our operational priorities since the interim results last year have been to regenerate revenue growth and improve customer retention. Significant progress has been made against these goals in some areas; customer retention in continental European pest control has improved considerably and similar improvements were achieved by European washroom and some parts of Asia Pacific, particularly Malaysia. The performance improvement programmes in critical businesses continued in the first half and comments on progress will be found in the divisional review sections below.

Investment in sales and marketing continued in the first half. We are particularly pleased with the new pest control on-line presence, rentokil.com. This has already become an important generator of new sales leads in the UK and is now being rolled out around the world. During the half we acquired initial.com and plans are well advanced to enhance the Initial brand's web presence and drive sales enquiries.

In parallel with operational performance improvement, focus is now turning towards generating productivity and process improvements and reducing the cost base of the group. This involves changing the way we work to make us more efficient. Work is progressing in a number of important areas, including improving administrative efficiency through the 'Work Smarter' project. Other areas of focus include management efficiency, service optimisation and sales effectiveness through investment in customer relationship management, call centre capability and enhanced web presence. We are also undertaking a review of the number of sites from which we operate and will merge and/or close facilities as appropriate. In addition, head office costs are being reviewed and some group head office functions were rationalised in the first half.

### Strategic Development

In the first half we continued to provide clear strategic focus and investment priorities within the group and to build stronger strategic positions within our businesses.

We have created a platform for growth in pest control in the USA following the acquisition of JC Ehrlich on 1 March 2006. A further eighteen companies and businesses were also acquired during the first half. The total consideration during the period for all acquisitions, including City Link franchises, was £120 million.

The four manned guarding businesses were sold for a gross consideration of £150 million.

The transformation of City Link progressed well during the half and is now ahead of schedule. This programme involves the buy-back and integration of franchisee-owned businesses and the introduction of a new business model as we change from primarily a franchisor to a fully integrated parcels business. Four franchises were acquired during the half at a total cost of £14.8 million. At 30 June 2006 we owned 41 territories out of the total of 70. City Link performed well with parcel volumes increasing ahead of market growth.

In Asia Pacific, a strong core management team is now in place which is allowing us to play a bigger and more dynamic role in this high growth region. Pink Healthcare was acquired at the end of June, consolidating our position in the Australian washroom market. Other first half acquisitions include Lease-a-plant, Akarana and Pest Free Service in New Zealand and Oki Dust Mat in China. Today we have announced an agreement to acquire the CWS branded washroom and dust mat businesses in Australia, Hong Kong, South Korea, Malaysia, the Philippines and Singapore. This is expected to complete by the end of this month.

People and Structure

Good progress has been made in the recruitment of senior management at business unit head level. Work continued in the first half to develop and upgrade management at the next levels. We have attracted some strong management talent into the group and are introducing programmes to retain, develop and motivate our best people.

Work continues to create a more performance-driven, customer-focused culture but much more remains to be done to embed this throughout the company.

The new long-term incentive plan was approved by shareholders at the AGM on 18 May.

Two new non-executive directors have been appointed to the board since the

beginning of the year. In May, Mr Alan Giles, chief executive of HMV Group plc, joined the board and the audit and remuneration committees. Mr Peter Bamford, who joined the board in July, was until recently an executive director of Vodafone Group plc where he served on the board from 1998 to 2006. Mr Bamford will serve as a member of the audit committee.

## Outlook

As a result of current market and trading conditions in the textiles and washroom services division, we have reduced our full year profit expectations for that business. We expect the second half performance for textiles and washroom services to be broadly flat with the first half. We still expect our other divisions to demonstrate improving profit trends during the second half (before one-off items). As a result of the initiatives taken in 2005 and 2006, we anticipate that the group will return to modest profit growth in 2007.

## OPERATING REVIEW

In all cases references to operating profit are for continuing businesses before amortisation of customer lists. References to adjusted operating profit and adjusted profit before tax and amortisation (PBTA) also exclude items of a one-off nature, totalling a net cost of £6.6 million (2005: £7.2 million) that have impacted the results for the period. These costs principally relate to reorganisation and redundancy costs, profit on the sale of land and buildings and professional and other costs in the group centre. An analysis of these costs by division is provided in appendix 4. All comparisons are at constant 2005 full year average exchange rates.

### Second Quarter

Revenue for continuing businesses in the second quarter was 11.1% higher than last year. All divisions recorded revenue growth over the prior year other than textiles and washroom services, where revenue was marginally below last year, reflecting restructuring activity in the UK and difficult conditions in some of our major continental European markets. Excluding the impact of acquisitions, the group's organic revenue growth was 1.9% compared with 4.7% in the first quarter. The second quarter performance reflects difficult trading in textiles and washroom services, UK pest control and customer delays in commencing electronic security systems work. Operating profit before amortisation fell by 2.5% compared with the second quarter of 2005. The pest control, City Link and facilities services divisions had higher operating profit than last year but

this was offset by declines in other divisions. Adjusted operating profit, which excludes one-off items, was down by 6.2%. Profit before tax and amortisation of customer lists was 8.8% up on last year as a result of lower central costs and interest.

Half Year

For the half year, revenue from continuing businesses grew by 10.5%, 3.5% of which was organic. Revenue was higher across all divisions other than textiles and washroom services where it was flat. Despite this, operating profit was down in all divisions other than pest control and City Link, resulting in group operating profit falling by 9.7%. Adjusted operating profit fell by 9.6% at constant rates. Profit before tax and amortisation of customer lists fell by 6.7%, benefiting from a lower interest charge. Statutory revenue (at actual exchange rates) increased by 11.1% in the half to £1,018.6 million. Statutory operating profit fell by 10.0% to £121.9 million and statutory profit before income tax of £102.1 million was 6.8% lower than last year.

DIVISIONAL PERFORMANCE

Textiles and Washroom Services

| £m | Q2 06 | Q2 05 | % change | HY 06 | HY 05 | % change |
|---|---|---|---|---|---|---|
| At 2005 constant exchange rates: | | | | | | |
| Portfolio - net movement | 0.5 | 1.6 | | 0.7 | 16.9 | |
| Revenue | 148.3 | 150.1 | (1.2%) | 296.2 | 296.4 | (0.1%) |
| Operating profit (before amortisation of customer lists) | 26.0 | 32.8 | (20.7%) | 53.1 | 65.4 | (18.8%) |
| Adjusted operating profit (before one-off items and amortisation of customer lists) | 27.9 | 35.3 | (21.0%) | 55.3 | 68.1 | (18.8%) |

The UK linen and workwear business, which was closed on 30 April 2006, has been treated as discontinued in the first half numbers.

Revenue from the division's continuing business in the half year was essentially unchanged at £296.2 million. Operating profit fell by 18.8% to £53.1 million. Excluding one-off items, adjusted operating profit also fell 18.8% to £55.3 million. There was a marginal net increase in portfolio at the half year.

For the retained washroom and mats business in the UK, revenue declined by 8.2% in the first half versus last year. This was largely due to the loss of washroom business from joint washroom/linen and workwear customers during the second half of last year and the first half of this year. Lower revenue contributed to a £6.2 million decline in adjusted operating profit in the retained business, which was also impacted by the additional costs of running the business as a separate entity and the inefficient infrastructure which had to be maintained up to the point of exit of the linen and workwear activities. Year-on-year comparisons are also impacted by the additional operating costs required to separate the washroom activities from linen and workwear which were not significant in the first half of last year. In July 2006, the second phase of the rationalisation of the UK business was announced which will involve a reduction in the number of branches we operate from 35 to 20 by the end of this year. Transition costs of some £6 million are likely to be incurred in the second half to implement this change.

In continental Europe, the trading environment in some of our major markets continued to be challenging. Overall, revenue for the region increased by 2% year-on-year in the first half. Sales were up 3.4% in Germany and growth in France and Belgium was 0.9% but revenue declined 4.4% in the Netherlands. Good progress was recorded in the division's newer markets of Spain, Austria, Czech Republic and Slovakia. Portfolio growth has recently improved in the Netherlands, France, Germany and a number of the smaller markets. The organic net gain in the portfolio is now running at the same level as last year, having been behind last year for most of the first half, although it is too early to say whether this signals an improving trend.

Operating profit in continental Europe fell by 7.8% compared to the first half of last year. This reflects the very competitive pricing environment in France, Belgium, the Netherlands and Germany and the increase in fuel and energy costs that were absorbed in the first half. These accounted for £1.8 million of the decline in profits.

The reorganisation of the French textiles business to the 'core process' model has been completed, although the full benefits of the new structure have yet to be achieved in tough trading conditions. Commercial management has been put in place which will enhance the focus on winning and keeping customers.

We continue to seek an exit from the loss-making hospital services business in southern Germany.

The integration of the two European washroom businesses has been completed. New lines of business and products are being introduced with the aim of increasing the number of customers these activities serve. Some markets have been reorganised to simplify management structures and reduce branches.

Pest Control

| £m | Q2 06 | Q2 05 | % change | HY 06 | HY 05 | % change |
|---|---|---|---|---|---|---|
| At 2005 constant exchange rates: | | | | | | |
| Portfolio - net movement | 2.3 | 1.6 | | 50.0 | 2.3 | |
| Revenue | 76.0 | 53.3 | 42.6% | 133.2 | 103.4 | 28.8% |
| Operating profit (before amortisation of customer lists) | 18.1 | 16.7 | 8.4% | 31.8 | 31.8 | - |
| Adjusted operating profit (before one-off items and amortisation of customer lists) | 19.1 | 16.7 | 14.4% | 33.4 | 31.8 | 5.0% |

Revenue for the half year increased by 28.8% over the prior year to £133.2 million. Much of this increase was due to the acquisition of Ehrlich, with organic revenue growth running at 1.1%. Operating profit remained at last year's level of £31.8 million, again boosted by Ehrlich. Excluding one-off items, principally redundancy and reorganisation costs, adjusted operating profit increased by 5.0% to £33.4 million for the half year. The portfolio increased by £50.0 million in the half year with £46.9 million of this coming from acquisitions.

Revenue and operating profit both fell at UK pest control, which is the subject of a major performance improvement programme. The management team was replaced in the first half and the new team will be making major changes to reinvigorate this programme. Customer terminations remain unacceptably high in the UK.

Performance in continental Europe was generally good with revenue and operating

profit increases recorded in many of the larger markets including France, Germany, the Netherlands, Spain and Portugal. Particular progress was made in improving customer retention rates in continental Europe in the first half as a result of management focus on this area.

In the USA, revenue and operating profits were in line with expectations following the acquisition of JC Ehrlich on 1 March. Integration of Ehrlich and Rentokil is on track and will be completed during the second half. Ehrlich's sales are up 9% on last year. The second and third quarters are the strongest seasonally in this business.

Tropical Plants

| £m | Q2 06 | Q2 05 | % change | HY 06 | HY 05 | % change |
|---|---|---|---|---|---|---|
| At 2005 constant exchange rates: | | | | | | |
| Portfolio - net movement | (0.3) | 1.0 | | 0.1 | 4.8 | |
| Revenue | 25.2 | 24.5 | 2.9% | 49.8 | 47.4 | 5.1% |
| Operating profit (before amortisation of customer lists) | 1.4 | 1.9 | (26.3%) | 2.2 | 3.0 | (26.7%) |
| Adjusted operating profit (before one-off items and amortisation of customer lists) | 1.4 | 1.9 | (26.3%) | 2.2 | 3.0 | (26.7%) |

Half year revenue increased by 5.1% over the same period last year. Organic revenue growth was 1.9%. Operating profit fell by 26.7% to £2.2 million. Portfolio increased marginally over the period to £85.1 million.

In the USA, which accounted for nearly 55% of divisional revenue in the first half, revenue increased by 6.6% as a result of acquisitions and strong job sales. However, operating profit was flat due to higher marketing costs and an increase in plant replacement costs resulting from last year's hurricane season in Florida from where most of our plants are sourced. Customer terminations showed some improvement but a shortfall in sales headcount impacted new contract sales.

The UK recorded lower revenue and operating profit reflecting structural

challenges faced by the business. The performance improvement programme to return the UK business to growth is now underway with the principal aims of reducing customer terminations through better service and customer care and improving sales, marketing and cost performance.

Continental Europe saw revenue moving ahead in many markets in the first half. However, increased investment in sales resources and higher divisional costs had an adverse effect on operating profit.

In July, a global head of tropical plants was appointed - the first such appointment. Jeff Mariola previously ran the North American tropical plants business.

Electronic Security

| £m | Q2 06 | Q2 05 | % change | HY 06 | HY 05 | % change |
|---|---|---|---|---|---|---|
| At 2005 constant exchange rates: | | | | | | |
| Portfolio - net movement | 0.3 | 1.2 | | 1.0 | 2.9 | |
| Revenue | 68.1 | 66.1 | 3.0% | 136.9 | 127.3 | 7.5% |
| Operating profit (before amortisation of customer lists) | 8.5 | 9.3 | (8.6%) | 15.5 | 17.3 | (10.4%) |
| Adjusted operating profit (before one-off items and amortisation of customer lists) | 8.7 | 9.5 | (8.4%) | 16.3 | 17.5 | (6.9%) |

Revenue grew by 7.5% in the first half to £136.9 million. Excluding acquisitions, however, revenue declined by 0.7%. Operating profit fell by 10.4% to £15.5 million and adjusted operating profit, which excludes the year-on-year effect of one-off items, fell by 6.9% to £16.3 million. The portfolio grew at an annualised rate of 2% to £100.2 million.

In the UK, first half revenue increased in line with the division as a whole with positive contributions from both Fire & Security and Systems. However, organic revenue was flat compared to last year. Operating profit for the UK was below last year due to the mix of non-contract work in Fire & Security, which saw a bias towards lower margin CCTV and access work, and a continued mix shift

towards lower margin work in Systems. The Systems business is also suffering from customer delays in calling off work that has already been won. Initiatives underway in the UK include a review of national account structure, further work to reduce terminations and preparation for new fire legislation which takes effect in the fourth quarter.

Revenue in the Netherlands was broadly flat against a market backdrop of static GDP. However, operating profit fell due to investment and costs associated with performance improvement initiatives. Follow-on action is now underway to improve the productivity of sales, service and administration. Adjusted operating profit for the first half was flat.

The French business, Delta, recorded higher revenue but lower operating profit due to acquisition integration and infrastructure costs.

In the USA, which represented 5% of divisional revenue, market conditions are more encouraging. Revenue almost doubled compared to the first half of last year, mostly due to acquisitions which had a similarly positive impact on operating profit.

City Link

| £m | Q2 06 | Q2 05 | % change | HY 06 | HY 05 | % change |
|---|---|---|---|---|---|---|
| At 2005 constant exchange rates: | | | | | | |
| Revenue | 47.7 | 32.1 | 48.6% | 81.8 | 57.5 | 42.3% |
| Operating profit (before amortisation of customer lists) | 8.0 | 7.2 | 11.1% | 13.7 | 12.4 | 10.5% |
| Adjusted operating profit (before one-off items and amortisation of customer lists) | 8.0 | 7.2 | 11.1% | 13.7 | 12.4 | 10.5% |

The division continues its good performance with half year revenue increasing year-on-year by 42.3% to £81.8 million, assisted by the continued acquisition of franchises. Excluding acquisitions, organic revenue growth was 11.1% in the first half. Operating profit, both normal and adjusted, was 10.5% higher in the half year at £13.7 million.

Network parcel volume increased by 10.7% in the half against market growth in our segment estimated at 4%. However, price competition remained strong and revenue per consignment was slightly lower than last year.

The process to transform City Link from a 'hub and trunking' service to a fully integrated national parcels business progressed well during the half and is ahead of schedule. This programme involves the buy-back and integration of franchisee-owned businesses and the introduction of a new business model, at the heart of which is a customer-focused structure built around a network of regional centres with customer relationship management and call centre capability.

Four franchises were acquired during the half at a total cost of £14.8 million. At 30 June 2006 we owned 41 territories out of the total of 70.

Facilities Services

| £m | Q2 06 | Q2 05 | % change | HY 06 | HY 05 | % change |
|---|---|---|---|---|---|---|
| At 2005 constant exchange rates: | | | | | | |
| Portfolio - net movement | 3.6 | 2.4 | | 10.0 | 6.1 | |
| Revenue | 125.9 | 114.3 | 10.1% | 254.2 | 227.0 | 12.0% |
| Operating profit (before amortisation of customer lists) | 7.5 | 7.4 | 1.4% | 15.0 | 16.8 | (10.7%) |
| Adjusted operating profit (before one-off items and amortisation of customer lists) | 7.6 | 7.4 | 2.7% | 15.1 | 16.8 | (10.1%) |

The combined revenues for this division as a whole increased at the half year by 12.0% to £254.2 million with operating profit falling by 10.7% to £15.0 million. Excluding the year-on-year effect of one-off items the reduction in operating profit was 10.1%. The portfolio increased at an annualised rate of 5.7% to £361.7 million. Second quarter operating profit improved over the first quarter due to higher profits in our UK cleaning business and reduced wage provisions in hospital services.

In the cleaning businesses, revenue increased by £25.5 million and operating

profit by £1.4 million over the prior year, in part attributable to some substantial contract wins in the UK in the second half of last year.

Revenue for the catering business was flat on last year but operating profit fell by 33%, largely due to reduced meal take-up in the education sector. Hospital services recorded a modest increase in revenue but the delayed or non-start up of some contracts and NHS cost pressure impacted operating profit.

Asia Pacific

| £m | Q2 06 | Q2 05 | % change | HY 06 | HY 05 | % change |
|---|---|---|---|---|---|---|
| At 2005 constant exchange rates: | | | | | | |
| Portfolio - net movement | 10.7 | 1.3 | | 13.3 | 2.6 | |
| Revenue | 23.7 | 22.3 | 6.3% | 46.8 | 44.0 | 6.4% |
| Operating profit (before amortisation of customer lists) | 4.9 | 5.9 | (16.9%) | 9.8 | 11.4 | (14.0%) |
| Adjusted operating profit (before one-off items and amortisation of customer lists) | 5.6 | 5.9 | (5.1%) | 10.6 | 11.4 | (7.0%) |

Revenue at the half year increased by 6.4% to £46.8 million. Excluding acquisitions, organic revenue growth was 5.3%. Half year operating profit decreased by 14.0% to £9.8 million and, after one-off restructuring costs, adjusted operating profit fell by 7.0% to £10.6 million. The portfolio increased by £13.3 million to £128.4 million primarily through the acquisition of Pink Healthcare.

Increases in revenue were achieved in almost every market in the first half, with a number achieving double digit revenue growth including New Zealand, Malaysia, Singapore and Thailand. However, operating profit was impacted by strong competition and customer terminations - principally in Australia - and actions have been taken to improve the quality of our operations in the region. Outside Australia, some markets made good progress in improving retention following the introduction of programmes specifically focusing on this area.

A number of acquisitions were made during the half. The largest of these is

Pink- an Australian washroom business - which was acquired on 30 June and had revenues of A$22.5 million in 2005. Other acquisitions included two pest control and one tropical plants business in New Zealand and a dustmat business in China. Agreement has also been reached to acquire the CWS branded washroom and dustmat activities in Australia, Hong Kong, South Korea, Malaysia, the Philippines and Singapore. The CWS branded business had revenues of £8.3 million in 2005 and completion of the acquisition is expected on 31 August 2006.

Other

| £m | Q2 06 | Q2 05 | % change | HY 06 | HY 05 | % change |
|---|---|---|---|---|---|---|
| At 2005 constant exchange rates: | | | | | | |
| Portfolio - net movement | 0.3 | 0.3 | | 1.1 | 1.3 | |
| Revenue | 8.0 | 7.8 | 2.6% | 16.0 | 15.5 | 3.2% |
| Operating profit (before amortisation of customer lists) | 2.9 | 3.2 | (9.4%) | 5.8 | 6.3 | (7.9%) |
| Adjusted operating profit (before one-off items and amortisation of customer lists) | 3.1 | 3.2 | (3.1%) | 6.0 | 6.3 | (4.8%) |

The division predominantly comprises our South African operations. Revenue increased in the half year by 3.2% to £16.0 million. Operating profit fell at the half year by 7.9% to £5.8 million. Adjusted operating profit fell by 4.8% to £6.0 million.

Central Costs

Central costs of £15.0 million for the half year were £3.4 million below 2005, primarily as a result of the year-on-year effect of one-off items. Excluding these one-off items, central costs were held at £14.1 million, the same level as 2005, as the cost of the new long-term incentive plan offset savings achieved elsewhere.

One-off Items

Details of the one-off items incurred in the second quarter and first half of

the year are set out in appendix 4. They relate to the profit on the sale of the former head office, consultancy, reorganisation and redundancy costs. These have been separately identified because, although as individual items they are small, there are a large number of them and they have a varying impact on different businesses and reporting periods. Although not large enough to be classified as exceptional items, in aggregate they make it difficult to understand underlying trends in performance unless they are separately identified.

Interest

Total net interest payable of £20.9 million was £6.3 million lower than 2005. Hedged interest on bank and bond debt was £22.1 million (2005: £23.9 million) primarily as a result of lower average debt over the period. In addition, the fair value adjustment on derivatives that are not considered hedges for accounting purposes reduced the year-on-year interest charge by £2.6 million and there was a further benefit of £3.7 million relating to changes in the funding of the UK defined benefit pension scheme.

Exceptional Items

No exceptional items were recorded by the continuing businesses in the second quarter. Those recorded in the first quarter relating to the closure of the UK linen and workwear business in April 2006 have now been transferred to discontinued operations.

Pensions

In December 2005, the group announced that it was proposing to close the UK defined benefit (DB) pension scheme to future accrual with a view to reducing exposure to future shortfalls and that it had entered into a period of consultation with the scheme's active members. This consultation is now substantially complete and the changes to pension arrangements are being communicated to staff. With the exception of a protected group transferred from the public sector, future accrual will cease as from 31 August 2006. Existing active members are being invited to participate in a replacement defined contribution (DC) scheme, the costs of which are expected to be broadly similar to the service costs of the DB scheme.

As the changes will not be effective until 31 August and are still being communicated to scheme members, the scheme's deficit at 30 June 2006 has been reported on a continuing basis. On closure to future accrual, there will be a small reduction in scheme liabilities, currently estimated at £14.9 million,

which will be recognised in the income statement.

The trustees changed the asset mix of the fund's investments from 80% equities/20% fixed income to approximately 20% equities/80% fixed income in April 2006. They have also entered into a series of hedges designed to reduce the scheme's exposure to future changes in interest and inflation rates. The principal financial risks to which the scheme remains exposed are the future value of its equity investments and potential improvements in longevity.

Total net retirement liabilities of the group as at 30 June 2006 were £87.2 million (30 June 2005: £329.9 million) which includes £76.1 million in respect of the main UK DB scheme. The deficit on this scheme was £169.8 million at the end of 2005 but reduced during the first half as a result of favourable movements in equity prices in the first quarter, movements in implied inflation and interest rates prior to the hedges being put in place and movements in discount rates.

Discontinued Operations

The UK linen and workwear business has been treated as discontinued along with the UK, Canadian, Belgian and US manned guarding businesses.

UK linen and workwear was closed on 30 April 2006. The discontinued business incurred a trading loss of £2.6 million in the first half, compared with a loss of £3.9 million in the first half of 2005. The 2006 loss was reduced by some £3 million as a result of the asset impairment charge recognised at 31 December 2005. Exceptional costs of £16.2 million associated with the exit were incurred in the first half before the offset of surplus property and asset sales. We have agreed to sell the property for £21 million, which will result in a profit on sale of some £16 million. The transaction is expected to complete during the third quarter.

The sales of the UK, Canadian and Belgian manned guarding businesses were completed during the first half for a gross consideration of £105 million. The sale of the US manned guarding business was announced on 12 June 2006 and was completed on 20 July 2006 for a gross consideration of £45 million.

Tax

The blended headline tax rate for 2006 was 31.0% (2005: 32.4%). This represents the weighted headline tax rates appropriate to the countries in which the group operates. It exceeds the UK rate of 30% as substantial profits are earned in

France, Belgium and Germany where tax rates range from 34% to 37%. The income statement tax charge for 2006 for continuing businesses was 26.3% of profit before tax, the same level as the first half of 2005. The principal factor that caused the effective tax rate to be lower than the blended rate is the release of prior year provisions relating to matters now agreed with the tax authorities.

Dividends

A final dividend for 2005 of 5.25 pence per share was paid on 2 June 2006 and the board has declared an interim dividend for 2006 of 2.13 pence per share (2005: 2.13 pence per share) payable on 27 October 2006 to shareholders on the register on 29 September 2006. This is in line with the statement made in the 2005 preliminary results announcement, and subsequently, that a cautious approach would be taken to dividend growth until it was clear that the recovery in the businesses was well established.

Cash Flow

Operating cash flow for the half year of £85.2 million (2005: £156.3 million) was £71.1 million below the same period last year with operating profit before depreciation, amortisation and impairment charges accounting for £53.6 million of the reduction and working capital outflows accounting for another £24.2 million (2005: £8.6 million inflow). Capex in the first half was £15.3 million below the prior year reflecting the disposal of the UK and Belgian guarding businesses earlier this year and the relatively capital intensive Style Conferences business sold in the fourth quarter of last year. Working capital outflow of £3.8 million in the half year came from businesses divested during the year and a further £3.5 million through a build up of working capital in Ehrlich, with the balance of £16.9 million outflow coming mainly from European textiles. This was largely due to temporary credit control issues following the integration of some washroom and textiles businesses.

Lower tax cash flows, as a result of lower profits and pension payments, partly compensate for the lower operating cash flows to leave free cash flow £50.4 million below last year at £44.0 million. This represents a conversion rate on profit before tax and exceptional items of 72% (2005: 99%). Net debt increased by £44.4 million in the first half.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 30 June 2006

| £m at constant 2005 exchange rates | 1.4.06 | New Business | Terminations | Net Additions/ Reductions | Acquisitions | 30.6.06 |
|---|---|---|---|---|---|---|
| Textiles & Washroom Services | 564.3 | 13.1 | (14.9) | 1.9 | 0.4 | 564.8 |
| Pest Control | 209.4 | 8.8 | (8.7) | 2.2 | - | 211.7 |
| Tropical Plants | 85.4 | 2.1 | (3.4) | 0.9 | 0.1 | 85.1 |
| Electronic Security | 99.9 | 2.1 | (2.6) | 0.4 | 0.4 | 100.2 |
| Facilities Services* | 358.1 | 9.1 | (8.0) | 2.5 | - | 361.7 |
| Asia Pacific | 117.7 | 4.9 | (5.2) | 0.9 | 10.1 | 128.4 |
| Other | 28.6 | 1.0 | (1.1) | 0.4 | - | 28.9 |
| TOTAL | 1,463.4 | 41.1 | (43.9) | 9.2 | 11.0 | 1,480.8 |

6 Months to 30 June 2006

| £m at constant 2005 exchange rates | 1.1.06 | New Business | Terminations | Net Additions/ Reductions | Acquisitions | 30.6.06 |
|---|---|---|---|---|---|---|
| Textiles & Washroom Services | 564.1 | 27.7 | (30.4) | 3.0 | 0.4 | 564.8 |
| Pest Control | 161.7 | 15.1 | (15.9) | 3.9 | 46.9 | 211.7 |
| Tropical Plants | 85.0 | 4.4 | (6.2) | 1.8 | 0.1 | 85.1 |
| Electronic Security | 99.2 | 4.5 | (5.5) | 1.6 | 0.4 | 100.2 |
| Facilities Services* | 351.7 | 18.5 | (16.1) | 7.6 | - | 361.7 |
| Asia Pacific | 115.1 | 8.7 | (8.5) | 2.1 | 11.0 | 128.4 |
| Other | 27.8 | 1.9 | (2.0) | 1.2 | - | 28.9 |
| TOTAL | 1,404.6 | 80.8 | (84.6) | 21.2 | 58.8 | 1,480.8 |

* Includes net adjustment of £89.6 million at 1 January 2006 for the removal of catering, which is no longer considered to be a portfolio business.

Notes

Contract portfolio definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in textiles and washroom services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

| (at 2005 constant exchange rates) | 3 months to 30 June 2006 £m (unaudited) | 3 months to 30 June 2005 £m (unaudited) | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) |
|---|---|---|---|---|
| Business Analysis | | | | |
| Revenue | | | | |
| Textiles & Washroom Services | 148.3 | 150.1 | 296.2 | 296.4 |
| Pest Control | 76.0 | 53.3 | 133.2 | 103.4 |
| Tropical Plants | 25.2 | 24.5 | 49.8 | 47.4 |
| Electronic Security | 68.1 | 66.1 | 136.9 | 127.3 |
| City Link | 47.7 | 32.1 | 81.8 | 57.5 |
| Facilities Services | 125.9 | 114.3 | 254.2 | 227.0 |
| Asia Pacific | 23.7 | 22.3 | 46.8 | 44.0 |
| Other | 8.0 | 7.8 | 16.0 | 15.5 |
| Continuing operations at 2005 constant exchange rates | 522.9 | 470.5 | 1,014.9 | 918.5 |
| Exchange | 0.7 | (2.7) | 3.7 | (1.4) |
| Continuing operations at actual exchange rates | 523.6 | 467.8 | 1,018.6 | 917.1 |
| Operating Profit* | | | | |
| Textiles & Washroom Services | 26.0 | 32.8 | 53.1 | 65.4 |
| Pest Control | 18.1 | 16.7 | 31.8 | 31.8 |
| Tropical Plants | 1.4 | 1.9 | 2.2 | 3.0 |
| Electronic Security | 8.5 | 9.3 | 15.5 | 17.3 |
| City Link | 8.0 | 7.2 | 13.7 | 12.4 |
| Facilities Services | 7.5 | 7.4 | 15.0 | 16.8 |
| Asia Pacific | 4.9 | 5.9 | 9.8 | 11.4 |

| | | | | |
|---|---|---|---|---|
| Other | 2.9 | 3.2 | 5.8 | 6.3 |
| Central Items | (6.3) | (11.6) | (15.0) | (18.4) |
| Continuing operations at 2005 constant exchange rates | 71.0 | 72.8 | 131.9 | 146.0 |
| Exchange | 0.1 | (0.6) | 0.4 | (0.2) |
| Continuing operations at actual exchange rates | 71.1 | 72.2 | 132.3 | 145.8 |
| Adjusted Operating Profit** | | | | |
| Textiles & Washroom Services | 27.9 | 35.3 | 55.3 | 68.1 |
| Pest Control | 19.1 | 16.7 | 33.4 | 31.8 |
| Tropical Plants | 1.4 | 1.9 | 2.2 | 3.0 |
| Electronic Security | 8.7 | 9.5 | 16.3 | 17.5 |
| City Link | 8.0 | 7.2 | 13.7 | 12.4 |
| Facilities Services | 7.6 | 7.4 | 15.1 | 16.8 |
| Asia Pacific | 5.6 | 5.9 | 10.6 | 11.4 |
| Other | 3.1 | 3.2 | 6.0 | 6.3 |
| Central Items | (7.3) | (8.1) | (14.1) | (14.1) |
| Continuing operations at 2005 constant exchange rates | 74.1 | 79.0 | 138.5 | 153.2 |
| Exchange | 0.1 | (0.6) | 0.4 | (0.2) |
| Continuing operations at actual exchange rates | 74.2 | 78.4 | 138.9 | 153.0 |

* Before amortisation of customer lists.

** Before amortisation of customer lists and items of a one-off nature (see appendix 4 for further details).

Appendix 3

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

| (at actual exchange rates) | 3 months to 30 June 2006 £m (unaudited) | 3 months to 30 June 2005 £m (unaudited) | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) |
|---|---|---|---|---|
| Business Analysis | | | | |

| | | | | |
|---|---|---|---|---|
| Revenue | | | | |
| Textiles & Washroom Services | 149.2 | 148.9 | 297.6 | 296.8 |
| Pest Control | 76.5 | 53.0 | 134.2 | 103.2 |
| Tropical Plants | 25.2 | 24.2 | 50.5 | 46.6 |
| Electronic Security | 68.1 | 65.8 | 137.2 | 127.2 |
| City Link | 47.7 | 32.1 | 81.8 | 57.5 |
| Facilities Services | 125.9 | 114.2 | 254.3 | 227.1 |
| Asia Pacific | 23.4 | 22.1 | 47.0 | 43.3 |
| Other | 7.6 | 7.5 | 16.0 | 15.4 |
| Continuing operations at actual exchange rates | 523.6 | 467.8 | 1,018.6 | 917.1 |
| Operating Profit* | | | | |
| Textiles & Washroom Services | 26.3 | 32.4 | 53.4 | 65.4 |
| Pest Control | 18.2 | 16.6 | 32.0 | 31.8 |
| Tropical Plants | 1.5 | 1.9 | 2.2 | 3.0 |
| Electronic Security | 8.5 | 9.3 | 15.5 | 17.3 |
| City Link | 8.0 | 7.2 | 13.7 | 12.4 |
| Facilities Services | 7.5 | 7.4 | 15.0 | 16.8 |
| Asia Pacific | 4.7 | 5.9 | 9.7 | 11.2 |
| Other | 2.7 | 3.1 | 5.8 | 6.3 |
| Central Items | (6.3) | (11.6) | (15.0) | (18.4) |
| Continuing operations at actual exchange rates | 71.1 | 72.2 | 132.3 | 145.8 |
| Adjusted Operating Profit** | | | | |
| Textiles & Washroom Services | 28.2 | 34.9 | 55.6 | 68.1 |
| Pest Control | 19.2 | 16.6 | 33.6 | 31.8 |
| Tropical Plants | 1.5 | 1.9 | 2.2 | 3.0 |
| Electronic Security | 8.7 | 9.5 | 16.3 | 17.5 |
| City Link | 8.0 | 7.2 | 13.7 | 12.4 |
| Facilities Services | 7.6 | 7.4 | 15.1 | 16.8 |
| Asia Pacific | 5.4 | 5.9 | 10.5 | 11.2 |
| Other | 2.9 | 3.1 | 6.0 | 6.3 |
| Central Items | (7.3) | (8.1) | (14.1) | (14.1) |
| Continuing operations at actual exchange rates | 74.2 | 78.4 | 138.9 | 153.0 |

* Before amortisation of customer lists.

** Before amortisation of customer lists and items of a one-off nature (see appendix 4 for further details).

Appendix 4

One-off Items

| | 3 months to 30 June 2006 £m (unaudited) | 3 months to 30 June 2005 £m (unaudited) | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) |
|---|---|---|---|---|
| Textiles & Washroom Services | (1.9) | (2.5) | (2.2) | (2.7) |
| Pest Control | (1.0) | - | (1.6) | - |
| Tropical Plants | - | - | - | - |
| Electronic Security | (0.2) | (0.2) | (0.8) | (0.2) |
| City Link | - | - | - | - |
| Facilities Services | (0.1) | - | (0.1) | - |
| Asia Pacific | (0.7) | - | (0.8) | - |
| Other | (0.2) | - | (0.2) | - |
| Central Items | 1.0 | (3.5) | (0.9) | (4.3) |
| | (3.1) | (6.2) | (6.6) | (7.2) |

Note: All numbers at both actual and constant exchange rates.

Independent review report to Rentokil Initial plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises a consolidated interim balance sheet as at 30 June 2006 and consolidated interim statements of income, cash flows and recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
24 August 2006

Consolidated Income Statement

| | Notes | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m restated (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|---|
| Continuing operations: | | | | |
| Revenue | 3 | 1,018.6 | 917.1 | 1,885.2 |
| Operating expenses | | (896.7) | (781.6) | (1,615.1) |
| Operating profit | | 121.9 | 135.5 | 270.1 |
| Analysed as: | | | | |
| Operating profit before amortisation of customer lists and exceptional items | | 132.3 | 145.8 | 301.2 |
| Amortisation of customer lists | | (10.4) | (10.3) | (20.2) |
| Exceptional items | 4 | - | - | (10.9) |
| Operating profit | | 121.9 | 135.5 | 270.1 |
| Interest payable and similar charges | 5 | (56.4) | (62.4) | (114.5) |
| Interest receivable | 6 | 35.5 | 35.2 | 59.6 |
| Share of profit from associates (net of tax) | | 1.1 | 1.3 | 2.2 |
| Profit before income tax | | 102.1 | 109.6 | 217.4 |
| Income tax expense | 7 | (26.9) | (28.8) | (59.4) |
| Profit for the period from continuing operations | | 75.2 | 80.8 | 158.0 |
| Discontinued operations: | | | | |
| Profit/(loss) for the period from discontinued operations | 8 | 59.5 | (16.8) | 166.4 |
| Profit for the period (including discontinued operations) | | 134.7 | 64.0 | 324.4 |
| Attributable to: | | | | |

| | | | | |
|---|---|---|---|---|
| Minority interest | | 1.4 | 1.6 | 2.9 |
| Equity holders of the company | | 133.3 | 62.4 | 321.5 |
| | | 134.7 | 64.0 | 324.4 |
| Basic earnings per share | | | | |
| - Continuing operations | 9 | 4.09p | 4.39p | 8.60p |
| - Discontinued operations | 9 | 3.29p | (0.93)p | 9.22p |
| - Continuing and discontinued operations | 9 | 7.38p | 3.46p | 17.82p |
| Diluted earnings per share | | | | |
| - Continuing operations | 9 | 4.09p | 4.39p | 8.59p |
| - Discontinued operations | 9 | 3.29p | (0.93)p | 9.22p |
| - Continuing and discontinued operations | 9 | 7.38p | 3.46p | 17.81p |

A final dividend in respect of 2005 of 5.25p per share was paid on 2 June 2006 (total £94.8m) and the board is declaring an interim dividend of 2.13p (2005: 2.13p) per share (total £38.5m).

Consolidated Statement of Recognised Income and Expense

| | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m restated (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|
| Profit for the period (including discontinued operations) | 134.7 | 64.0 | 324.4 |
| Net exchange adjustments offset in reserves | (2.5) | (4.3) | (0.6) |
| Actuarial gain/(loss) on defined benefit pension plans | 89.6 | (19.7) | (60.6) |

| | | | |
|---|---|---|---|
| Revaluation of available-for-sale investments | (0.1) | (0.5) | (0.8) |
| Tax on items taken directly to reserves | (26.9) | 5.8 | 1.0 |
| Net profit/(loss) not recognised in income statement | 60.1 | (18.7) | (61.0) |
| Total recognised income for the period | 194.8 | 45.3 | 263.4 |
| Attributable to: | | | |
| Minority interest | 1.4 | 1.6 | 2.9 |
| Equity holders of the company | 193.4 | 43.7 | 260.5 |
| | 194.8 | 45.3 | 263.4 |

Consolidated Balance Sheet

| | Notes | At 30 June 2006 £m (unaudited) | At 30 June 2005 £m restated (unaudited) | At 31 December 2005 £m (audited) |
|---|---|---|---|---|
| Assets | | | | |
| Non-current assets | | | | |
| Intangible assets | | 273.4 | 163.9 | 180.3 |
| Property, plant and equipment | 11 | 493.6 | 631.2 | 497.5 |
| Investments in associated undertakings | | 9.9 | 9.5 | 9.2 |
| Other investments | | 6.8 | 6.8 | 6.8 |
| Deferred tax assets | | 47.7 | 96.2 | 74.0 |
| Trade and other receivables | | 25.0 | 26.7 | 28.3 |
| Derivative financial instruments | | 3.0 | 23.3 | 16.9 |
| | | 859.4 | 957.6 | 813.0 |
| Current assets | | | | |
| Inventory | | 47.3 | 42.2 | 43.8 |
| Trade and other receivables | | 398.8 | 559.4 | 460.5 |
| Derivative financial instruments | | 2.2 | 0.3 | 0.4 |
| Cash and cash equivalents | 12 | 120.5 | 170.8 | 240.3 |

| | | | | |
|---|---|---|---|---|
| Held-for-sale assets | 8 | 36.3 | 2.6 | - |
| | | 605.1 | 775.3 | 745.0 |
| Liabilities | | | | |
| Current liabilities | | | | |
| Trade and other payables | | (482.5) | (518.9) | (533.8) |
| Current tax liabilities | | (118.3) | (128.7) | (115.1) |
| Provisions for other liabilities and charges | | (28.5) | (36.1) | (31.1) |
| Bank and other short-term borrowings | 13 | (432.5) | (206.4) | (108.5) |
| Derivative financial instruments | | (4.5) | (5.7) | (1.0) |
| Held-for-sale liabilities | 8 | (20.6) | (0.2) | - |
| | | (1,086.9) | (896.0) | (789.5) |
| Net current liabilities | | (481.8) | (120.7) | (44.5) |
| Non-current liabilities | | | | |
| Trade and other payables | | (15.2) | (11.7) | (12.0) |
| Bank and other long-term borrowings | 13 | (672.7) | (1,173.5) | (1,072.1) |
| Deferred tax liabilities | | (46.9) | (54.7) | (43.3) |
| Retirement benefits | 14 | (87.2) | (329.9) | (182.3) |
| Provisions for other liabilities and charges | | (108.1) | (111.0) | (116.9) |
| Derivative financial instruments | | (10.3) | (0.6) | (1.5) |
| | | (940.4) | (1,681.4) | (1,428.1) |
| Net liabilities | | (562.8) | (844.5) | (659.6) |
| Equity | | | | |
| Capital and reserves attributable to the company's equity holders | | | | |
| Called up share capital | 15 | 18.1 | 18.1 | 18.1 |
| Share premium account | 15 | 5.3 | - | 5.3 |
| Capital redemption reserve | 15 | - | - | - |
| Treasury shares | 15 | (11.1) | (11.1) | (11.1) |
| Other reserves | 15 | (1,717.7) | (1,717.0) | (1,714.1) |
| Retained profits | 15 | 1,135.6 | 858.0 | 1,035.2 |
| | | (569.8) | (852.0) | (666.6) |
| Minority interest | 15 | 7.0 | 7.5 | 7.0 |
| Total equity | | (562.8) | (844.5) | (659.6) |

Consolidated Cash Flow Statement

| | Notes | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m restated (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Cash generated from operating activities before special pension contribution | 16 | 166.5 | 252.7 | 476.5 |
| Special pension contribution | | - | - | (200.0) |
| Cash generated from operating activities | | 166.5 | 252.7 | 276.5 |
| Interest received | | 9.9 | 8.1 | 19.8 |
| Interest paid | | (29.8) | (27.5) | (63.4) |
| Income tax paid | | (20.1) | (41.3) | (80.5) |
| Net cash generated from operating activities | | 126.5 | 192.0 | 152.4 |
| **Cash flows from investing activities** | | | | |
| Purchase of property, plant and equipment (PPE) | | (84.2) | (91.6) | (183.8) |
| Purchase of intangible fixed assets | | (2.5) | (2.3) | (9.2) |
| Proceeds from sale of PPE | | 13.7 | 5.1 | 21.9 |
| Proceeds from sale of intangibles | | - | - | 0.1 |
| Acquisition of companies and businesses, net of cash acquired | 19 | (114.7) | (25.6) | (42.0) |
| Proceeds from disposal of companies and businesses | 8 | 98.1 | 2.2 | 323.3 |
| Dividends received from associates | | - | - | 1.0 |
| Net cash flows from investing activities | | (89.6) | (112.2) | 111.3 |
| **Cash flows from financing activities** | | | | |
| Issue of ordinary share capital | | - | 0.4 | 5.7 |
| Dividends paid to equity shareholders | 10 | (94.8) | (86.2) | (124.7) |
| Dividends paid to minority interests | | (0.7) | (0.5) | (2.6) |
| Interest element on finance lease | | (1.2) | (1.2) | (2.5) |

| | | | | |
|---|---|---|---|---|
| payments | | | | |
| Capital element of finance lease payments | | (9.5) | (9.3) | (19.1) |
| Proceeds on disposal of Ashtead loan note | | - | - | 129.8 |
| Loan repayments | | (30.2) | (31.5) | (226.7) |
| Net cash flows from financing activities | | (136.4) | (128.3) | (240.1) |
| Net (decrease)/increase in cash and bank overdrafts | 17 | (99.5) | (48.5) | 23.6 |
| Cash and bank overdrafts at beginning of year | | 170.7 | 145.3 | 145.3 |
| Exchange gains on cash and bank overdrafts | | 6.0 | 7.2 | 1.8 |
| Cash and bank overdrafts at end of the financial period | 12 | 77.2 | 104.0 | 170.7 |

Notes to the consolidated interim financial statements

1. Basis of preparation of financial statements

These financial statements are the interim consolidated financial statements of Rentokil Initial plc, a company registered in England, and its subsidiaries (the 'group') for the six month period ended 30 June 2006 (the 'Interim Report'). They should be read in conjunction with the Annual Report for the year ended 31 December 2005 (the 'Annual Report'). The accounting policies used are consistent with those used in the Annual Report, except that amendments to IAS 21, 'The effects of changes in foreign exchange rates', IAS 39, 'Financial Instruments: Recognition and Measurement' and IFRIC 4, 'Determining whether an arrangement contains a lease' have been implemented in 2006 with no material effect on either the current or prior periods. The presentation of the Interim Report is consistent with the Annual Report. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the Annual Report or in this Interim Report. The June 2005 balance sheet has been restated to reflect a pension adjustment made in the second half of 2005 (see note 14).

The preparation of the Interim Report requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets,

liabilities and disclosure of contingent liabilities at the date of the Interim Report. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the Interim Report, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Significant seasonal or cyclical variations in the group's total revenues are not experienced during the financial year.

2. Significant events impacting the consolidated *interim financial statements*

There were no significant changes in the nature and amount of estimates and contingent assets reported since the published Annual Report.

3. Segmental information

(a) Primary reporting format - business segments

| | Revenue 6 months to 30 June 2006 £m (unaudited) | Revenue 6 months to 30 June 2005 £m (unaudited) | Revenue Year to 31 December 2005 £m (audited) | Operating profit 6 months to 30 June 2006 £m (unaudited) | Operating profit 6 months to 30 June 2005 £m (unaudited) | Operating profit Year to 31 December 2005 £m (audited) |
|---|---|---|---|---|---|---|
| Continuing operations | | | | | | |
| Textiles & Washroom Services | 328.6 | 326.6 | 654.5 | 58.7 | 70.2 | 132.3 |
| Pest Control | 154.9 | 121.1 | 246.9 | 33.3 | 34.9 | 73.9 |
| Tropical Plants | 55.9 | 51.8 | 112.9 | 1.7 | 1.7 | 7.2 |
| Electronic Security | 137.2 | 127.2 | 263.4 | 13.2 | 15.7 | 32.8 |
| City Link | 81.8 | 57.5 | 125.5 | 13.7 | 12.4 | 29.1 |
| Facilities Services | 260.2 | 232.9 | 482.0 | 17.5 | 19.6 | 40.5 |
| Central items | - | - | - | (16.2) | (19.0) | (45.7) |
| | 1,018.6 | 917.1 | 1,885.2 | 121.9 | 135.5 | 270.1 |
| Interest payable and similar charges | - | - | - | (56.4) | (62.4) | (114.5) |
| Interest receivable | - | - | - | 35.5 | 35.2 | 59.6 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Share of profit from associates (net of tax) | | | | | | |
| - Textiles and Washroom Services | - | - | - | 1.1 | 1.3 | 2.2 |
| Profit before income tax | - | - | - | 102.1 | 109.6 | 217.4 |
| Income tax expense | - | - | - | (26.9) | (28.8) | (59.4) |
| Total for the period from continuing operations | 1,018.6 | 917.1 | 1,885.2 | 75.2 | 80.8 | 158.0 |
| Discontinued operations (after income tax) | | | | | | |
| Textiles & Washroom Services | 14.8 | 26.3 | 52.1 | (11.1) | (22.8) | (26.0) |
| Facilities Services(1) | 115.5 | 184.4 | 381.5 | 68.1 | 1.8 | 5.8 |
| Discontinued business segments(2) | - | 44.9 | 83.7 | 2.5 | 4.2 | 186.6 |
| Total for the period from discontinued operations | 130.3 | 255.6 | 517.3 | 59.5 | (16.8) | 166.4 |
| Total for the period (including discontinued operations) | 1,148.9 | 1,172.7 | 2,402.5 | 134.7 | 64.0 | 324.4 |

(1) Profit from the facilities services segment for the six months to 30 June 2006 includes profit on disposal (after tax) of £72.6m.

(2) Discontinued business segments predominantly consists of the conferencing segment, which was discontinued in the second half of 2005. Profit for the year to 31 December 2005 in this segment includes profit on disposal (after tax) of the conferencing segment of £170.3m.

Notes to the consolidated interim financial statements (continued)

3. Segmental information (continued)

(b) Secondary reporting format - geographical segments

| | Revenue 6 months to 30 June 2006 | Revenue 6 months to 30 June 2005 | Revenue Year to 31 December 2005 |
|---|---|---|---|

| | £m (unaudited) | £m (unaudited) | £m (audited) |
|---|---|---|---|
| Continuing operations | | | |
| United Kingdom | 466.0 | 418.5 | 863.7 |
| Continental Europe | 412.1 | 398.0 | 804.2 |
| North America | 76.1 | 40.7 | 93.9 |
| Asia Pacific | 47.0 | 43.2 | 89.6 |
| Africa | 17.4 | 16.7 | 33.8 |
| Total from continuing operations | 1,018.6 | 917.1 | 1,885.2 |
| Discontinued operations | | | |
| United Kingdom | 36.7 | 135.2 | 263.7 |
| Continental Europe | 18.1 | 28.0 | 55.3 |
| North America | 75.5 | 91.6 | 197.5 |
| Asia Pacific | - | - | - |
| Africa | - | 0.8 | 0.8 |
| Total from discontinued operations | 130.3 | 255.6 | 517.3 |
| Total (including discontinued operations) | 1,148.9 | 1,172.7 | 2,402.5 |

(c) Reconciliation of statutory segmental analysis to management divisional analysis

The commentary in the Operating Review reflects the management divisional structure and not the segmental information presented above. For statutory purposes, the businesses within the geographic divisions of Asia Pacific and South Africa (Other) have been reallocated back to the relevant business segment in line with the requirements of IAS 14, 'Segmental Reporting'. In addition, the commentary in the Operating Review is presented at constant exchange rates and before the amortisation of customer lists and exceptional items. The tables that follow reconcile the segmental information presented above to the divisional performance referred to in the Operating Review.

| | Statutory basis 6 months to 30 June 2006 | Asia Pacific and Other 6 months to 30 June 2006 | Foreign exchange 6 months to 30 June 2006 | Management basis 6 months to 30 June 2006 | Management basis 6 months to 30 June 2005 | Management basis Year to 31 December 2005 |
|---|---|---|---|---|---|---|

| Revenue from continuing operations | £m (unaudited) | £m (unaudited) | £m (unaudited) | £m (unaudited) | £m (unaudited) | £m (audited) |
|---|---|---|---|---|---|---|
| Textiles & Washroom Services | 328.6 | (31.0) | (1.4) | 296.2 | 296.4 | 593.7 |
| Pest Control | 154.9 | (20.7) | (1.0) | 133.2 | 103.4 | 209.4 |
| Tropical Plants | 55.9 | (5.4) | (0.7) | 49.8 | 47.4 | 102.4 |
| Electronic Security | 137.2 | - | (0.3) | 136.9 | 127.3 | 263.4 |
| City Link | 81.8 | - | - | 81.8 | 57.5 | 125.5 |
| Facilities Services | 260.2 | (5.9) | (0.1) | 254.2 | 227.0 | 470.0 |
| Asia Pacific | - | 47.0 | (0.2) | 46.8 | 44.0 | 89.6 |
| Other | - | 16.0 | - | 16.0 | 15.5 | 31.2 |
| | 1,018.6 | - | (3.7) | 1,014.9 | 918.5 | 1,885.2 |

| Operating profit from continuing operations | Statutory basis 6 months to 30 June 2006 £m (unaudited) | Asia Pacific and Other 6 months to 30 June 2006 £m (unaudited) | Customer lists and exceptional items 6 months to 30 June 2006 £m (unaudited) | Foreign exchange 6 months to 30 June 2006 £m (unaudited) | Management basis 6 months to 30 June 2006 £m (unaudited) | Management basis 6 months to 30 June 2005 £m (unaudited) | Management basis Year to 31 December 2005 £m (audited) |
|---|---|---|---|---|---|---|---|
| Textiles & Washroom Services | 58.7 | (9.5) | 4.2 | (0.3) | 53.1 | 65.4 | 122.3 |
| Pest Control | 33.3 | (4.1) | 2.8 | (0.2) | 31.8 | 31.8 | 67.2 |
| Tropical Plants | 1.7 | (0.5) | 1.0 | - | 2.2 | 3.0 | 9.5 |
| Electronic Security | 13.2 | - | 2.3 | - | 15.5 | 17.3 | 35.8 |
| City Link | 13.7 | - | - | - | 13.7 | 12.4 | 29.1 |
| Facilities Services | 17.5 | (2.6) | 0.1 | - | 15.0 | 16.8 | 34.8 |
| Asia Pacific | - | 9.7 | - | 0.1 | 9.8 | 11.4 | 23.3 |
| Other | - | 5.8 | - | - | 5.8 | 6.3 | 12.7 |
| Central items | (16.2) | 1.2 | - | - | (15.0) | (18.4) | (33.5) |
| | 121.9 | - | 10.4 | (0.4) | 131.9 | 146.0 | 301.2 |

Notes to the consolidated interim financial statements (continued)

4. Exceptional items

| | 6 months to 30 June 2006 | 6 months to 30 June 2005 | Year to 31 December 2005 |
|---|---|---|---|
| | £m | £m | £m |
| | (unaudited) | (unaudited) | (audited) |
| Bid defence costs* | - | - | 10.9 |

*Costs incurred in defending the take-over approach by Raphoe.

5. Interest payable and similar charges

| | 6 months to 30 June 2006 | 6 months to 30 June 2005 | Year to 31 December 2005 |
|---|---|---|---|
| | £m | £m restated | £m |
| | (unaudited) | (unaudited) | (audited) |
| Interest payable on bank loans and overdrafts | 12.8 | 15.0 | 26.6 |
| Interest payable on medium term notes issued | 22.1 | 19.2 | 38.5 |
| Net interest receivable on fair value hedges(1) | (4.3) | (2.6) | (6.9) |
| Interest on defined benefit plan liabilities | 24.5 | 22.3 | 46.8 |
| Interest payable on finance leases | 1.2 | 1.2 | 2.4 |
| Foreign exchange gain on translation of foreign denominated loans(1) | (0.1) | (0.5) | (0.8) |
| Amortisation of discount on provisions | 1.1 | 1.0 | 2.0 |
| Fair value loss on write off of Ashtead option(1) | - | 4.6 | 4.6 |
| Net ineffectiveness of fair value hedges(1) | (0.1) | (0.4) | (0.8) |
| Fair value (gain)/loss on derivatives not designated in a hedge relationship(1&2) | (0.8) | 2.6 | 2.1 |
| Total interest payable and similar charges (continuing operations) | 56.4 | 62.4 | 114.5 |

(1) These interest categories have been restated for the 6 months to June 2005

to net gross balances previously classified as interest receivable for comparability purposes in line with reporting in later periods. This has no effect on net interest.

(2) The fair value gain on derivatives not designated in a hedge relationship includes fair value gains relating to forward rate agreements of £0.8m.

6. Interest receivable

| | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m restated (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|
| Bank interest | 9.7 | 5.4 | 8.6 |
| Other interest* | - | 9.9 | 11.3 |
| Return on defined benefit plan assets | 25.8 | 19.9 | 39.7 |
| Total interest receivable (continuing operations) | 35.5 | 35.2 | 59.6 |

*Other interest income represents interest income from the Ashtead loan receivable.

7. Income tax expense

| | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|
| Analysis of charge in the period | | | |
| UK Corporation tax at 30% (HY 2005: 30%, FY 2005: 30%) | 11.1 | 17.4 | 13.1 |
| Double tax relief | (5.8) | (5.1) | (5.4) |
| | 5.3 | 12.3 | 7.7 |
| Overseas taxation | 20.0 | 26.7 | 53.1 |
| Adjustment in respect of previous periods | (4.3) | (8.5) | (13.1) |
| Total current tax | 21.0 | 30.5 | 47.7 |
| Deferred tax | 5.9 | (1.7) | 11.7 |
| Total income tax expense (continuing operations) | 26.9 | 28.8 | 59.4 |

Notes to the consolidated interim financial statements (continued)

8. Discontinued operations

(a) Disposals

The group disposed of its manned guarding businesses in the United Kingdom, Canada and Belgium on 7 March 2006, 10 March 2006 and 21 April 2006 respectively during the period ended 30 June 2006, for gross proceeds of £105.6m, £100.0m after costs paid of £5.6m.

Details of net assets disposed and disposal proceeds are as follows:

| | 2006<br>£m<br>(unaudited) |
|---|---|
| Non-current assets | |
| - Intangible assets | 6.3 |
| - Property, plant and equipment | 5.7 |
| Current assets | 58.4 |
| Current liabilities | (34.9) |
| Non-current liabilities | (7.1) |
| Net assets disposed | 28.4 |
| Profit on disposal | 71.6 |
| Consideration | 100.0 |
| Consideration deferred to future periods | (0.5) |
| Costs deferred to future periods | 4.0 |
| Cash disposed | (5.4) |
| Cash inflow from disposals | 98.1 |

The profit on disposal above of £71.6m excludes translation exchange gains of £1.0m, which are recycled to the income statement, giving a total post-tax profit on disposal of subsidiary net assets of £72.6m.

(b) Businesses held-for sale

The group announced that it had signed an agreement for the sale of its US

manned guarding business on 12 June 2006 and the sale was completed on 20 July 2006 for gross proceeds of £45.0m. The UK linen and workwear business was closed on 30 April 2006. The balance sheets for these businesses have been collapsed into two lines within current assets and current liabilities, described as 'held-for-sale assets' and 'held-for-sale liabilities' respectively, and are held at the lower of cost and fair value less costs to sell. The assets and liabilities associated with the disposal of surplus properties are also held within held-for-sale assets and liabilities. Details of held-for-sale assets and held-for-sale liabilities are shown below:

| | US manned guarding £m (unaudited) | UK linen and workwear £m (unaudited) | Surplus properties £m (unaudited) | 2006 £m (unaudited) |
|---|---|---|---|---|
| Non-current assets | 9.1 | 5.5 | 0.6 | 15.2 |
| Current assets | 19.1 | - | 2.0 | 21.1 |
| Held-for-sale assets | 28.2 | 5.5 | 2.6 | 36.3 |
| Current liabilities | (7.8) | - | (12.8) | (20.6) |
| Held-for-sale liabilities | (7.8) | - | (12.8) | (20.6) |
| Net held-for-sale assets | 20.4 | 5.5 | (10.2) | 15.7 |

(c) Financial performance of discontinued operations (on disposals and businesses held-for-sale)

| | Manned guarding £m (unaudited) | UK linen and workwear £m (unaudited) | Other** £m (unaudited) | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|---|---|---|
| Revenue | 115.5 | 14.8 | - | 130.3 | 255.6 | 517.3 |
| Operating expenses | (119.2) | (29.5) | 2.5 | (146.2) | (272.4) | (520.9) |
| Operating (loss)/profit | (3.7) | (14.7) | 2.5 | (15.9) | (16.8) | (3.6) |
| Finance costs - net | (0.1) | - | - | (0.1) | (0.3) | (0.8) |
| (Loss)/profit before income tax | (3.8) | (14.7) | 2.5 | (16.0) | (17.1) | (4.4) |
| Taxation | (0.7) | 3.6 | - | 2.9 | 3.2 | 1.1 |
| (Loss)/profit after income tax | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| from discontinued operations | (4.5) | (11.1) | 2.5 | (13.1) | (13.9) | (3.3) |
| Profit/(loss) on disposal of subsidiary net assets | 71.6 | - | - | 71.6 | 0.9 | 171.3 |
| Cumulative translation exchange gain/ (loss)* | 1.0 | - | - | 1.0 | (1.4) | (1.6) |
| Total profit/(loss) after income tax on disposal of subsidiary net assets | 72.6 | - | - | 72.6 | (0.5) | 169.7 |
| Asset write-down in held-for-sale business | - | - | - | - | (1.7) | - |
| Cumulative translation exchange loss* | - | - | - | - | (0.7) | - |
| Total held-for-sale businesses stated at fair value less costs to sell | - | - | - | - | (2.4) | - |
| Profit/(loss) on disposal of discontinued operations | 68.1 | (11.1) | 2.5 | 59.5 | (16.8) | 166.4 |

*The cumulative translation exchange gain of £1.0m relating to discontinued operations has been recycled out of exchange reserves to the consolidated income statement.

**Release of provision in respect of prior period disposals.

Notes to the consolidated interim financial statements (continued)

9. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares in issue during the period, excluding those held in the Rentokil Initial Employee Share Trust for UK employees, which are treated as cancelled.

| | 6 months to 30 June | 6 months to 30 June | Year to 31 |
|---|---|---|---|

| | 2006 £m (unaudited) | 2005 £m (unaudited) | December 2005 £m (audited) |
|---|---|---|---|
| Profit from continuing operations attributable to equity holders of the company | 73.8 | 79.2 | 155.1 |
| Profit from discontinued operations attributable to equity holders of the company | 59.5 | (16.8) | 166.4 |
| Weighted average number of ordinary shares in issue | 1,806.5 | 1,803.5 | 1,803.7 |
| Basic earnings per share from continuing operations | 4.09p | 4.39p | 8.60p |
| Basic earnings per share from discontinued operations | 3.29p | (0.93)p | 9.22p |
| Basic earnings per share from continuing and discontinued operations | 7.38p | 3.46p | 17.82p |

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all dilutive potential ordinary shares. The company has two categories of dilutive potential ordinary shares, being those share options granted to employees where the exercise price is less than the average market price of the company's shares during the period and deferred shares granted to senior executives that will vest in the future.

| | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|
| Profit from continuing operations attributable to equity holders of the company | 73.8 | 79.2 | 155.1 |
| Profit from discontinued operations attributable to equity holders of the company | 59.5 | (16.8) | 166.4 |
| Weighted average number of ordinary shares in issue | 1,806.5 | 1,803.5 | 1,803.7 |
| Adjustment for share options and deferred shares | 0.8 | - | 1.1 |
| Weighted average number of ordinary shares for diluted earnings per share | 1,807.3 | 1,803.5 | 1,804.8 |

| | | | |
|---|---|---|---|
| Diluted earnings per share from continuing operations | 4.09p | 4.39p | 8.59p |
| Diluted earnings per share from discontinued operations | 3.29p | (0.93)p | 9.22p |
| Diluted earnings per share from continuing and discontinued operations | 7.38p | 3.46p | 17.81p |

10. Dividends

| | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|
| 2004 final dividend paid - 4.78p per share | - | 86.2 | 86.2 |
| 2005 final dividend paid - 5.25p per share | 94.8 | - | - |
| 2005 interim dividend paid - 2.13p per share | - | - | 38.5 |
| | 94.8 | 86.2 | 124.7 |

The directors have declared an interim dividend of 2.13p per share amounting to £38.5m payable on 27 October 2006 to shareholders on the register at 29 September 2006. These interim financial statements do not reflect this dividend payable.

Notes to the consolidated interim financial statements (continued)

11. Property, plant and equipment

| | Land & buildings £m | Plant, equipment & tropical plants £m | Vehicles & office equipment £m | Total £m |
|---|---|---|---|---|
| At 1 January 2005 (audited) | | | | |
| Cost | 316.1 | 778.8 | 254.0 | 1,348.9 |
| Accumulated depreciation and impairment | (62.5) | (478.8) | (145.9) | (687.2) |
| Net book amount | 253.6 | 300.0 | 108.1 | 661.7 |

| | | | | |
|---|---|---|---|---|
| Six months to 30 June 2005 (unaudited) | | | | |
| Opening net book amount | 253.6 | 300.0 | 108.1 | 661.7 |
| Exchange differences | (2.9) | (8.1) | (1.9) | (12.9) |
| Additions | 5.8 | 63.4 | 22.8 | 92.0 |
| Disposals | (0.5) | (0.6) | (2.2) | (3.3) |
| Acquisition of companies and businesses | 4.3 | 6.7 | 0.6 | 11.6 |
| Disposal of companies and businesses | - | (0.2) | (0.5) | (0.7) |
| Held-for-sale assets | (1.9) | (0.3) | (0.1) | (2.3) |
| Asset write down in held-for-sale business | (1.7) | - | - | (1.7) |
| Reclassification | - | 0.3 | (0.3) | - |
| Impairment charge | - | (28.0) | - | (28.0) |
| Depreciation charge | (2.6) | (62.7) | (19.9) | (85.2) |
| Closing net book amount | 254.1 | 270.5 | 106.6 | 631.2 |
| | | | | |
| At 30 June 2005 (unaudited) | | | | |
| Cost | 309.2 | 784.2 | 252.0 | 1,345.4 |
| Accumulated depreciation and impairment | (55.1) | (513.7) | (145.4) | (714.2) |
| Net book amount | 254.1 | 270.5 | 106.6 | 631.2 |
| | | | | |
| Year to 31 December 2005 (audited) | | | | |
| Opening net book amount | 253.6 | 300.0 | 108.1 | 661.7 |
| Exchange differences | (1.2) | (3.8) | 0.2 | (4.8) |
| Additions | 14.4 | 127.7 | 54.2 | 196.3 |
| Disposals | (2.5) | (2.1) | (5.2) | (9.8) |
| Acquisition of companies and businesses | 4.1 | 7.0 | 1.8 | 12.9 |
| Disposal of companies and businesses | (140.9) | (16.1) | (2.2) | (159.2) |
| Reclassification | - | 0.8 | (0.8) | - |
| Impairment charge | (0.1) | (30.6) | (0.5) | (31.2) |
| Depreciation charge | (5.3) | (122.6) | (40.5) | (168.4) |
| Closing net book amount | 122.1 | 260.3 | 115.1 | 497.5 |
| | | | | |
| At 31 December 2005 (audited) | | | | |
| Cost | 166.3 | 739.2 | 263.9 | 1,169.4 |
| Accumulated depreciation and impairment | (44.2) | (478.9) | (148.8) | (671.9) |
| Net book amount | 122.1 | 260.3 | 115.1 | 497.5 |
| | | | | |
| Six months to 30 June 2006 (unaudited) | | | | |
| Opening net book amount | 122.1 | 260.3 | 115.1 | 497.5 |
| Exchange differences | - | (1.3) | (2.1) | (3.4) |
| Additions | 4.8 | 57.0 | 25.1 | 86.9 |
| Disposals | (3.6) | (1.5) | (3.7) | (8.8) |

| | | | | |
|---|---|---|---|---|
| Acquisition of companies and businesses | 2.9 | 1.4 | 7.3 | 11.6 |
| Disposal of companies and businesses | (1.0) | (1.2) | (3.5) | (5.7) |
| Held-for-sale assets | (6.3) | (0.2) | (1.4) | (7.9) |
| Depreciation charge | (1.6) | (53.3) | (21.7) | (76.6) |
| Closing net book amount | 117.3 | 261.2 | 115.1 | 493.6 |
| At 30 June 2006 (unaudited) | | | | |
| Cost | 161.0 | 730.0 | 256.7 | 1,147.7 |
| Accumulated depreciation and impairment | (43.7) | (468.8) | (141.6) | (654.1) |
| Net book amount | 117.3 | 261.2 | 115.1 | 493.6 |

12. Cash and cash equivalents

| | 30 June 2006 £m (unaudited) | 30 June 2005 £m (unaudited) | 31 December 2005 £m (audited) |
|---|---|---|---|
| Cash at bank and in hand | 109.5 | 129.4 | 134.0 |
| Short-term bank deposits | 11.0 | 41.4 | 106.3 |
| | 120.5 | 170.8 | 240.3 |

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

| | | | |
|---|---|---|---|
| Cash and cash equivalents | 120.5 | 170.8 | 240.3 |
| Bank overdrafts (note 13) | (43.3) | (66.8) | (69.6) |
| | 77.2 | 104.0 | 170.7 |

Notes to the consolidated interim financial statements (continued)

13. Bank and other borrowings

| | 30 June 2006 £m (unaudited) | 30 June 2005 £m (unaudited) | 31 December 2005 £m (audited) |
|---|---|---|---|
| Non-current | | | |
| Bank borrowings | 98.7 | 509.1 | 409.9 |
| Other loans | 553.1 | 641.7 | 640.4 |
| Finance lease liabilities | 20.9 | 22.7 | 21.8 |

| | | | |
|---|---|---|---|
| | 672.7 | 1,173.5 | 1,072.1 |
| Current | | | |
| Bank overdrafts | 43.3 | 66.8 | 69.6 |
| Bank borrowings | 2.8 | 2.3 | 6.8 |
| Other loans | 371.1 | 122.5 | 15.3 |
| Finance lease liabilities | 15.3 | 14.8 | 16.8 |
| | 432.5 | 206.4 | 108.5 |
| Total bank and other borrowings | 1,105.2 | 1,379.9 | 1,180.6 |

The group operated the following medium term notes under its ?2.5bn Euro Medium Term Note programme for the six months ended 30 June 2006:

| Currency/Amount | IAS 39 hedging | Interest Coupon | Maturity date |
|---|---|---|---|
| £15m | NH | Floating rate - 6 month GBP LIBOR +0.35% | 13.02.06 |
| Y3,000m | FV | Fixed rate - 0.60% pa | 13.04.07 |
| $10m | NH | Floating rate - 3 month USD LIBOR +0.35% | 17.05.07 |
| ?500m | FV, NIH | Fixed rate - 5.75% pa | 21.05.07 |
| £250m | FV | Fixed rate - 6.125% pa | 19.11.08 |
| £300m | FV | Fixed rate - 5.75% pa | 31.03.16 |

Key: FV - Fair value hedge accounting applied
NH - Hedge accounting not applied
NIH - Designated for Net Investment Hedging

14. Retirement benefit obligations

Apart from the legally required social security state schemes, the group operates a number of pension schemes around the world covering many of its employees. The major schemes are of the defined benefit type with assets held in separate trustee administered funds.

The principal scheme in the group is the Rentokil Initial Pension Scheme ('RIPS') in the United Kingdom, which has a number of defined benefit sections, which are now closed to new entrants. On 19 December 2005, a detailed consultation began between the company and the members of the RIPS on the

freezing of the future accrual of benefits for active members. Following this consultation, future accrual will cease as from 31 August 2006 and defined benefit members will move into new defined contribution arrangements. The RIPS valuation was performed on the existing basis and therefore excludes the proposal to freeze future accrual of pension benefits to active members. See pension note in commentary for further details.

These defined benefit schemes are re-appraised annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19 requirements.

On 3 November 2005, the group announced that the UK RIPS deficit under IAS 19 had been restated after the group's actuary finalised their work on the April 2005 triennial valuation for the fund. Following the review, the UK RIPS deficit was increased by £40.0m at 30 June 2005. The deferred tax adjustment relating to this was £12.0m. A reclassification of £3.4m has also been made as at 30 June 2005 between non-current other payables and retirement benefit obligations for comparability purposes with later periods.

The principal assumptions used for the UK RIPS scheme are shown below.

| | 30 June 2006 £m (unaudited) | 30 June 2005 £m restated (unaudited) | 31 December 2005 £m (audited) |
|---|---|---|---|
| Weighted average % | | | |
| Discount rate | 5.2% | 5.0% | 4.7% |
| Expected return on plan assets | 5.1% | 7.0% | 6.3% |
| Future salary increases | 3.7% | 3.4% | 3.6% |
| Future pension increases | 3.0% | 2.7% | 2.8% |

The amounts recognised in the balance sheet for the total of the UK RIPS and other* schemes are determined as follows:

| | | | |
|---|---|---|---|
| Present value of funded obligations | (971.1) | (941.8) | (1,049.8) |
| Fair value of plan assets | 889.4 | 618.1 | 874.8 |
| | (81.7) | (323.7) | (175.0) |
| Present value of unfunded obligations | (5.5) | (6.2) | (7.3) |
| Liability in the balance sheet | (87.2) | (329.9) | (182.3) |

Notes to the consolidated interim financial statements (continued)

14. Retirement benefit obligations (continued)

The fair value of plan assets at the balance sheet date for the total of the UK RIPS and other* schemes is analysed as follows:

| | 30 June 2006 £m (unaudited) | 30 June 2005 £m (unaudited) | 31 December 2005 £m (audited) |
|---|---|---|---|
| Equity instruments | 178.3 | 483.1 | 539.4 |
| Debt instruments | 696.5 | 130.0 | 136.0 |
| Property | 0.5 | 0.5 | 0.5 |
| Cash | 8.2 | 4.5 | 198.9 |
| Swaps | 5.9 | - | - |
| | 889.4 | 618.1 | 874.8 |

The amounts recognised in the income statement for the total of the UK RIPS and other* schemes are as follows:

| | | | |
|---|---|---|---|
| Current service cost** | 7.2 | 6.9 | 13.8 |
| Interest cost** | 24.5 | 22.3 | 46.8 |
| Amount charged to pension liability | 31.7 | 29.2 | 60.6 |
| Expected return on plan assets** | (25.8) | (19.9) | (39.7) |
| Total pension cost | 5.9 | 9.3 | 20.9 |

*Other retirement benefit plans are predominantly made up of defined benefit plans situated in Ireland, Germany, Australia and Belgium.

**Service costs are charged to operating expenses and interest cost and return on plan assets to interest payable and receivable respectively.

15. Statement of changes in equity

Attributable to equity holders of the company

| | Called up share capital | Share premium account | Capital redemption reserve | Treasury shares | Other reserves | Retained earnings restated | Minority interest | Total equity restated |
|---|---|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | £m | £m | £m |
| At 1 January 2005 | 18.1 | 49.5 | 19.7 | (11.1) | 8.4 | (895.8) | 10.1 | (801.1) |
| Total recognised income for the period (restated) | - | - | - | - | (4.8) | 50.1 | - | 45.3 |
| Dividends paid to ordinary shareholders | - | - | - | - | - | (86.2) | - | (86.2) |
| Cost of share options | - | - | - | - | - | 0.9 | - | 0.9 |
| New share capital issued | - | 0.4 | - | - | - | - | - | 0.4 |
| Minority interest share of profit | - | - | - | - | - | (1.6) | 1.6 | - |
| Cumulative exchange recycled to income statement on disposal of foreign subsidiary | - | - | - | - | 2.1 | - | - | 2.1 |
| Currency translation difference on minority interest | - | - | - | - | - | - | (0.3) | (0.3) |
| Dividends paid to minority interests | - | - | - | - | - | - | (0.5) | (0.5) |
| Purchase of minority interest in French textiles business | - | - | - | - | - | (1.7) | (3.4) | (5.1) |
| Capital re-organisation* | - | (49.9) | (19.7) | - | (1,722.7) | 1,792.3 | - | - |
| At 30 June 2005 (restated) | 18.1 | - | - | (11.1) | (1,717.0) | 858.0 | 7.5 | (844.5) |
| At 1 January 2005 | 18.1 | 49.5 | 19.7 | (11.1) | 8.4 | (895.8) | 10.1 | (801.1) |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Total recognised income for the year | - | - | - | - | (1.4) | 264.8 | - | 263.4 |
| Dividends paid to ordinary shareholders | - | - | - | - | - | (124.7) | - | (124.7) |
| Cost of share options | - | - | - | - | - | 3.2 | - | 3.2 |
| New share capital issued | - | 5.7 | - | - | - | - | - | 5.7 |
| Minority interest share of profit | - | - | - | - | - | (2.9) | 2.9 | - |
| Cumulative exchange recycled to income statement on disposal of foreign subsidiary | - | - | - | - | 1.6 | - | - | 1.6 |
| Currency translation difference on minority interest | - | - | - | - | - | - | - | - |
| Dividends paid to minority interests | - | - | - | - | - | - | (2.6) | (2.6) |
| Purchase of minority interest in French textiles business | - | - | - | - | - | (1.7) | (3.4) | (5.1) |
| Capital re-organisation* | - | (49.9) | (19.7) | - | (1,722.7) | 1,792.3 | - | - |
| At 31 December 2005 | 18.1 | 5.3 | - | (11.1) | (1,714.1) | 1,035.2 | 7.0 | (659.6) |
| At 1 January 2006 | 18.1 | 5.3 | - | (11.1) | (1,714.1) | 1,035.2 | 7.0 | (659.6) |
| Total recognised income for the period | - | - | - | - | (2.6) | 197.4 | - | 194.8 |
| Dividends paid to ordinary shareholders | - | - | - | - | - | (94.8) | - | (94.8) |
| Cost of share options and long term incentive plan | - | - | - | - | - | (0.8) | - | (0.8) |
| Minority interest share of | - | - | - | - | - | (1.4) | 1.4 | - |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| profit | | | | | | | | |
| Cumulative exchange recycled to income statement on disposal of foreign subsidiary | - | - | - | - | (1.0) | - | - | (1.0) |
| Currency translation difference on minority interest | - | - | - | - | - | - | (0.7) | (0.7) |
| Dividends paid to minority interests | - | - | - | - | - | - | (0.7) | (0.7) |
| At 30 June 2006 | 18.1 | 5.3 | - | (11.1) | (1,717.7) | 1,135.6 | 7.0 | (562.8) |

Notes to the consolidated interim financial statements (continued)

15. Statement of changes in equity (continued)

| | | Other reserves | | | |
|---|---|---|---|---|---|
| | Capital reduction reserve | Legal | Translation reserve | Available-for-sale | Total |
| | £m | £m | £m | £m | £m |
| At 1 January 2005 | - | 9.2 | (0.8) | - | 8.4 |
| Net exchange adjustments offset in reserves | - | - | (4.3) | - | (4.3) |
| Available-for-sale investments marked to market | - | - | - | (0.5) | (0.5) |
| Total recognised expense for the period | - | - | (4.3) | (0.5) | (4.8) |
| Capital re-organisation* | (1,722.7) | - | - | - | (1,722.7) |
| Cumulative exchange recycled on disposal of foreign subsidiary | - | - | 2.1 | - | 2.1 |
| At 30 June 2005 | (1,722.7) | 9.2 | (3.0) | (0.5) | (1,717.0) |
| At 1 January 2005 | - | 9.2 | (0.8) | - | 8.4 |

| | | | | | |
|---|---|---|---|---|---|
| Net exchange adjustments offset in reserves | - | - | (0.6) | - | (0.6) |
| Available-for-sale investments marked to market | - | - | - | (0.8) | (0.8) |
| Total recognised expense for the year | - | - | (0.6) | (0.8) | (1.4) |
| Capital re-organisation* | (1,722.7) | - | - | - | (1,722.7) |
| Cumulative exchange recycled on disposal of foreign subsidiary | - | - | 1.6 | - | 1.6 |
| At 31 December 2005 | (1,722.7) | 9.2 | 0.2 | (0.8) | (1,714.1) |
| At 1 January 2006 | (1,722.7) | 9.2 | 0.2 | (0.8) | (1,714.1) |
| Net exchange adjustments offset in reserves | - | - | (2.5) | - | (2.5) |
| Available-for-sale investments marked to market | - | - | - | (0.1) | (0.1) |
| Total recognised expense for the period | - | - | (2.5) | (0.1) | (2.6) |
| Cumulative exchange recycled on disposal of foreign subsidiary | - | - | (1.0) | - | (1.0) |
| At 30 June 2006 | (1,722.7) | 9.2 | (3.3) | (0.9) | (1,717.7) |

*On 20 June 2005, the High Court (the 'Court') approved the scheme of arrangement (the 'Scheme') of Rentokil Initial plc ('Old Rentokil Initial') under section 425 of the Companies Act 1985 to introduce a new listed group holding company, Rentokil Initial 2005 plc ('New Rentokil Initial'). The Scheme became effective on 21 June 2005 and New Rentokil Initial changed its name to Rentokil Initial plc and Old Rentokil Initial changed its name to Rentokil Initial 1927 plc at that time. Under the terms of the Scheme, holders of Old Rentokil Initial shares received one New Rentokil Initial share for each Old Rentokil Initial share.

On 22 June 2005, the Court approved the reduction of capital of Rentokil Initial plc, whereby the nominal value of each ordinary share was reduced from 100 pence to 1 penny. The reduction of capital became effective on 23 June 2005. As shown above, the effect of the scheme of arrangement and the subsequent reduction in capital has increased distributable reserves by £1,792.3m. The capital re-organisation transaction has been treated as a reverse acquisition in the consolidated financial accounts.

16. Cash generated from operating activities

| | 6 months to 30 June 2006 | 6 months to 30 June | Year to 31 |
|---|---|---|---|

| | | 2005 | December 2005 |
|---|---|---|---|
| | £m (unaudited) | £m (unaudited) | £m (audited) |
| Profit for the year | 134.7 | 64.0 | 324.4 |
| Adjustments for: | | | |
| - (Profit)/loss on disposal of companies and businesses | (72.6) | 2.9 | (169.7) |
| - Discontinued operations tax and interest | (2.8) | (2.9) | (0.3) |
| - Tax | 26.9 | 28.8 | 59.4 |
| - Share of profit from associates | (1.1) | (1.3) | (2.2) |
| - Interest income | (35.5) | (35.2) | (59.6) |
| - Interest expense | 56.4 | 62.4 | 114.5 |
| - Depreciation | 76.6 | 85.2 | 168.4 |
| - Amortisation of customer lists | 11.8 | 11.5 | 23.0 |
| - Amortisation of other intangible assets | 2.0 | 1.6 | 3.6 |
| - Major non-cash items | (0.8) | 28.9 | 38.3 |
| - Profit on sale of property, plant and equipment | (4.9) | (1.8) | (12.1) |
| Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation): | | | |
| - Inventories | (3.3) | (2.2) | (3.6) |
| - Trade and other receivables | 3.2 | 3.2 | (37.9) |
| - Trade and other payables and provisions | (24.1) | 7.6 | 30.3 |
| Cash generated from operating activities before special pension contribution | 166.5 | 252.7 | 476.5 |
| Special pension contribution | - | - | (200.0) |
| Cash generated from operating activities | 166.5 | 252.7 | 276.5 |

Non-cash transactions

Major non-cash items include share option and long term incentive plan credits of £0.8m (HY 2005: £28.0m asset impairment charges relating to UK linen and workwear and share option charges of £0.9m, FY 2005: £31.3m asset impairment charges relating to UK linen and workwear, other impairment charge of £3.8m and share option charges of £3.2m).

Notes to the consolidated interim financial statements (continued)

17. Reconciliation of net (decrease)/increase in cash and bank overdrafts to net debt

| | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|
| Net (decrease)/increase in cash and bank overdrafts | (99.5) | (48.5) | 23.6 |
| Movement on finance leases | 1.9 | 2.2 | 2.2 |
| Movement on loans | 30.2 | 31.5 | 226.7 |
| (Increase)/decrease in debt resulting from cash flows | (67.4) | (14.8) | 252.5 |
| Acquisition of companies and businesses | (9.6) | (13.4) | (13.8) |
| Disposal of companies and businesses | 8.7 | 0.2 | 0.5 |
| Revaluation of net debt | 17.4 | - | 8.1 |
| Net debt translation differences | 6.5 | 8.0 | 1.5 |
| Movement on net debt in the period | (44.4) | (20.0) | 248.8 |
| Opening net debt | (940.3) | (1,189.1) | (1,189.1) |
| Closing net debt | (984.7) | (1,209.1) | (940.3) |
| | | | |
| Closing net debt comprises: | | | |
| Cash and cash equivalents | 120.5 | 170.8 | 240.3 |
| Bank and other short-term borrowings | (432.5) | (206.4) | (108.5) |
| Bank and other long-term borrowings | (672.7) | (1,173.5) | (1,072.1) |
| Total net debt | (984.7) | (1,209.1) | (940.3) |

18. Free cash flow

| | 6 months to 30 June 2006 £m (unaudited) | 6 months to 30 June 2005 £m (unaudited) | Year to 31 December 2005 £m (audited) |
|---|---|---|---|
| Net cash generated from operating activities | 126.5 | 192.0 | 152.4 |
| Add back: special pension contribution | - | - | 200.0 |
| | 126.5 | 192.0 | 352.4 |

| | | | |
|---|---|---|---|
| Purchase of property, plant and equipment (PPE) | (84.2) | (91.6) | (183.8) |
| Purchase of intangible fixed assets | (2.5) | (2.3) | (9.2) |
| Leased property, plant and equipment | (7.6) | (7.1) | (16.9) |
| Proceeds from sale of PPE and intangible assets | 13.7 | 5.1 | 22.0 |
| Dividends received from associates | - | - | 1.0 |
| Dividends paid to minority interests | (0.7) | (0.5) | (2.6) |
| Interest element on finance lease payments | (1.2) | (1.2) | (2.5) |
| Free cash flow | 44.0 | 94.4 | 160.4 |

19. Business combinations

The group purchased 100% of the share capital of J.C. Ehrlich Co. Inc. ('Ehrlich'), a large pest control company in the USA, on 1 March 2006 and Pink Healthcare, a washroom services company in Australia, on 30 June 2006. The group also purchased 100% of the share capital or the trade and assets of 17 smaller companies and businesses as detailed below. The total consideration for all acquisitions during the period was £119.7m and the cash outflow from current period acquisitions, net of cash acquired was £112.9m.

| Name of business acquired | Country | Business | Date |
|---|---|---|---|
| Sanctum Transport Ltd | UK | City Link | 01.01.06 |
| Hollstern | Germany | Pest Control | 01.01.06 |
| Plantedekor | Norway | Tropical Plants | 20.02.06 |
| Speedlink Express Ltd | UK | City Link | 21.02.06 |
| Kidwell Pest Control | USA | Pest Control | 28.02.06 |
| Lease-A-Plant | New Zealand | Tropical Plants | 08.03.06 |
| Yingst Pest Control | USA | Pest Control | 30.03.06 |
| A&K | UK | City Link | 18.04.06 |
| Pest Free Service Ltd | New Zealand | Pest Control | 20.04.06 |
| Siemens | France | Electronic Security | 28.04.06 |
| Tampereen Mattopesupalvelu | Finland | Textiles & Washroom Services | 30.04.06 |
| FinpestControl | Finland | Pest Control | 05.05.06 |
| Poulter | UK | City Link | 15.05.06 |
| Oki Dust Mat | China | Textiles & Washroom Services | 31.05.06 |
| Gantner | Germany | Pest Control | 01.06.06 |
| Sanitensia | Sweden | Textiles & Washroom Services | 05.06.06 |
| Akarana | New Zealand | Pest Control | 19.06.06 |

Notes to the consolidated interim financial statements (continued)

19. Business combinations (continued)

Details of goodwill and the fair value of net assets acquired are as follows:

| | Pink £m (unaudited) | Ehrlich £m (unaudited) | Other £m (unaudited) | 2006 £m (unaudited) |
|---|---|---|---|---|
| Purchase consideration: | | | | |
| - Cash paid | 23.2 | 72.3 | 16.3 | 111.8 |
| - Direct costs relating to the acquisition | - | 2.2 | 0.3 | 2.5 |
| - Consideration deferred to future periods | 1.1 | 1.1 | 2.4 | 4.6 |
| - Direct costs deferred to future periods | 0.8 | - | - | 0.8 |
| Total purchase consideration | 25.1 | 75.6 | 19.0 | 119.7 |
| Fair value of net assets acquired | 9.7 | 31.1 | 10.0 | 50.8 |
| Goodwill | 15.4 | 44.5 | 9.0 | 68.9 |

Goodwill represents the synergies and other benefits expected as a result of combining the respective businesses.

The provisional fair values* of assets and liabilities arising from acquisitions are as follows:

| | | | | |
|---|---|---|---|---|
| Non-current assets | | | | |
| - Intangible assets (customer lists) | 10.4 | 28.3 | 3.4 | 42.1 |
| - Intangible assets (other) | 2.6 | 8.1 | - | 10.7 |
| - Property, plant and equipment | 1.8 | 3.3 | 6.5 | 11.6 |
| - Other investments | - | 0.2 | - | 0.2 |
| Current assets | 0.3 | 11.0 | 9.5 | 20.8 |
| Current liabilities | (2.3) | (12.1) | (7.5) | (21.9) |
| Non-current liabilities | (3.1) | (7.7) | (1.9) | (12.7) |
| Fair value of net assets acquired | 9.7 | 31.1 | 10.0 | 50.8 |

*The provisional fair values will be finalised in the 2006 annual financial statements.

| | | | | |
|---|---|---|---|---|
| Total purchase consideration | 25.1 | 75.6 | 19.0 | 119.7 |

| | | | | |
|---|---|---|---|---|
| Consideration payable in future periods | (1.1) | (1.1) | (2.4) | (4.6) |
| Direct costs payable in future periods | (0.8) | - | - | (0.8) |
| Purchase consideration (paid in cash) | 23.2 | 74.5 | 16.6 | 114.3 |
| Cash and cash equivalents in acquired companies and businesses | - | (0.3) | (1.1) | (1.4) |
| Cash outflow on current period acquisitions | 23.2 | 74.2 | 15.5 | 112.9 |
| Deferred consideration from prior periods paid | - | - | 1.8 | 1.8 |
| Cash outflow on current and past acquisitions | 23.2 | 74.2 | 17.3 | 114.7 |

From the dates of acquisition to 30 June 2006 these acquisitions contributed £42.6m to revenue and £2.6m to operating profit (after amortisation of customer lists acquired of £1.7m).

If these acquisitions had occurred on 1 January 2006, they would have contributed £71.3m to revenue and £4.3m to operating profit (after amortisation of customer lists acquired of £3.8m).

20. Post-balance sheet events

On 3 July 2006 the company issued, under its ?2.5bn Euro Medium Term Note programme, a ?100m floating rate note maturing 3 July 2008.

The sale of the US manned guarding business was completed on 20 July 2006 for a total consideration of £45.0m.

The disposal of a portfolio of vacant properties for payment of £10m was completed on 18 August 2006.

Contracts for the sale of surplus properties arising out of the closure of the UK linen and workwear business have been exchanged and are expected to complete during the third quarter.

Agreement has been reached to acquire CWS branded washroom and dustmat activities in Australia, Hong Kong, South Korea, Malaysia, the Philippines and Singapore.

21. 2005 Annual Report

The latest 2005 Annual Report has been filed with the Registrar and PricewaterhouseCoopers, the group's auditors, have provided an unqualified audit opinion thereon. Copies of the 2005 Annual Report are available from the company's registered office at Belgrave House, 76 Buckingham Palace Road, London, SW1W 9RF.

22. Section 240 of the Companies Act 1985 (as amended)

The financial information in this interim statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (as amended).